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SEC FILE NUMBER
8-16309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EMPIRE STATE FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W. PARK AVENUE, SUITE 207
(No. and Street)

LONG BEACH	NY	11561
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRYAN GLASS	(516) 442-1883	BGLASS@ESFI.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE 1, SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Bryan Glass</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Empire State Financial, Inc.</u> as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: <u>CEO</u> _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Empire State Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empire State Financial, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2026 March 31, 2026

Miami • Los Angeles • Cayman Islands

EMPIRE STATE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	1,185,854
Due from clearing broker		514,717
Deposit with clearing firm		253,065
Due from stockholder		291,729
Other assets		48,366
Total assets	$	2,293,731

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	564,244
Bank loan payable		148,801
Total liabilities		713,045

Commitments and Contingencies

Stockholder's equity

Preferred stock, $.01 par value, 10,000 authorized shares and outstanding	100
Common stock, $.01 par value, 2,000,000 authorized shares, 889,800 shares outstanding	8,898
Additional paid in capital	245,773
Retained earnings	1,473,930
Total	1,728,701
Less 1,110,200 shares of common stock in Treasury, at cost	(148,015)
Stockholder's equity	1,580,686
Total liabilities and stockholder's equity	$ 2,293,731

The accompanying notes are an integral part of these financial statements

1. Nature of Business

Empire State Financial, Inc. (The "Company") was incorporated in the State of New York to engage in the general business of a broker or dealer in securities. The Company is a wholly owned subsidiary of Lion Capital Holdings, Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Under this exemption, the Company does not carry customer accounts or hold customer funds or securities. Instead, it clears all transactions on a fully disclosed basis through a third party clearing broker. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This standard provides a framework for recognizing revenue that aligns with the transfer of control of goods or services. The core principle is that revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled. The guidance requires an entity to follow a five-step model to:
   (a) Identify the contracts(s) with a customer,
   (b) Identify the performance obligations in the contract,
   (c) Determine the transaction price,
   (d) Allocate the transaction price to the performance obligations in the contract, and
   (e) Recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, variable consideration is included only to the extent that is probable that a significant reversal of revenue will not occur when the uncertainty is resolved. The Company's revenue under ASC 606 includes commissions earned from clearing transactions on behalf of customers through a third-party clearing broker, as it operates as a fully disclosed broker-dealer. ASC 606 does not apply to net realized and unrealized gains or losses on investments and interest income.

Commissions

The Company executes buy and sell securities transactions on its customers' behalf. For each customer transaction, the Company earns a commission. Commission income and the related clearing expenses are recognized on the trade date, which is the point at which the performance obligation is deemed to be satisfied. The Company has concluded that the trade date represents the satisfaction of the performance obligation because, at that point, the underlying financial instrument and counterparties have been identified, pricing has been agreed upon and the risks and rewards of ownership have been transferred to or from the customer.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820, Fair Value Measurement, establishes a framework for measuring fair value and requires enhanced disclosure about fair value measurements. It prioritizes the use of observable inputs and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy categorizes inputs into three levels, with Level 1 being the most reliable (quoted prices in active markets for identical assets) and Level 3 the least (unobservable inputs).

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable
Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of credit losses, if applicable.

Equipment

Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files income tax returns as a C Corporation in the United States and is subject to federal, state and local taxes. The Company accounts for income taxes under ASC740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. ASC 740, Income Taxes, requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. It also provides guidance on the recognition and measurement of uncertain tax positions to ensure that income tax benefits are recognized only if it is more likely than not that the benefit will be sustained upon examination. Income tax expense consists of the following at December 31, 2025: Federal income tax expense $316,000. New York State income tax expense $94,000. Total income tax expense $410,000.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). ASC 326, Financial Instruments – Credit Losses, introduces the Current Expected Credit Loss (CECL) model. Under CECL, entities must estimate expected credit losses over the entire life of the financial asset and recognizes the net amount expected to be collected. This forward looking approach requires consideration of historical experience, current conditions, and reasonable and supportable forecast to estimate losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2025.

2. Summary of Significant Accounting Policies (continued)

Segment Reporting

In accordance with Accounting Standards Update (ASU) 2023-07, issued by the Financial Accounting Standards Board (FASB), public entities, including broker-dealers, are required to provide enhanced disclosures regarding how they manage their operations and make key financial decisions.

The Company has determined that it operates as a single reportable segment based on the nature of its services and the regulatory environment in which it operates. The Company's Chief Executive Officer (CEO) has been identified as the Chief Operating Decision Maker (CODM). The CODM evaluates financial performance and makes operational decisions using key metrics such as total revenues, and net income as presented in the statement of operations, as well as excess net capital, a regulatory measure not based on profit or loss.

The Company does not manage its business across different products, services, or geographic regions. The accounting policies used to measure the segment's results are consistent with those disclosed in the summary of significant accounting policies. All expense categories presented in the statement of operations are considered significant, and no other segment specific expenses require separate disclosure.

3. Commitments and Contingencies

Office Space

The Company leases its office facilities on a month-to-month basis, incurring monthly rental   payments of $3,950. Given the lease's short-term nature, it does not meet the criteria for recognition under ASC 842, Leases, and is therefore accounted for as an operating lease. The rent expense is recorded on a straight line basis. The Company continually assesses its lease obligations in the context of operational needs and market conditions. For the year ended December 31, 2024 rent expenses aggregated $47,400.

As a regulated securities broker-dealer, in ordinary course of business, the Company may be involved in litigation, claims, or examinations by self-regulatory organizations. The Company is currently undergoing a FINRA examination.

In management's opinion, based upon the information available at the time these financial statements were issued, there are no litigation, claims, or regulatory actions against the Company that would have a material impact on its financial position or operating results.

4. Related Party

As of December 31, 2025, the Company had an outstanding loan payable to its stockholders totaling $291,729. The loan is non-interest bearing and has no fixed repayment terms, making it a long-term related party liability. In addition, the Company's largest customer, accounting for more than 90% of total revenues, is a minority shareholder of the Company's parent entity. This concentration presents a potential risk and is monitored closely by management for changes in client relationship dynamics.

4. **Related Party (continued)**

The Company has an agreement with BSG Management Inc. ("BSG") an affiliated entity wholly owned by the individual who is the sole common shareholder of Lion Capital Holdings, which is the parent company of the Company. Under the terms of the agreement, a monthly management fee is due, which may be adjusted from time to time by the parties to reflect changes in services and expenses and as the parties may otherwise mutually agree.

5. **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $1,240,591, which was $1,193,055 in excess of its required net capital of $47,536. The Company's net capital ratio was 57.48%

7. **Note Payable**

On July 12, 2021, the Company obtained a $150,000 loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan (EIDL) program. The loan bears interest at a fixed annual rate of 3.75% and matures on July 12, 2050. Repayment commenced on January 12, 2023, with monthly payments of $731. The outstanding balance as of December 31, 2025 was $148,801. The loan proceeds were used to support general operating expenses.

7. Note Payable (continued)

The minimum principal repayments for the next five years and thereafter are as follows:

YEAR	AMOUNT
2026	$3,247
2027	$3,371
2028	$3,500
2029	$3,633
2030	$3,772
Thereafter	$131,278

8. Subsequent Events

Management has approved these financial statements. The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the date the financial statements were issued.   There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.